UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Registrant’s Name)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Jayud Global Logistics Limited (the “Company”) is submitting this Amendment No. 1 on Form 6-K (hereinafter referred to as “Amendment No. 1”) to amend its original report on Form 6-K, which was filed with the Securities and Exchange Commission on May 27, 2026 (the “Original 6-K”). The sole purpose of this Amendment No. 1 is to correct the clerical error in the voting results of Proposal 5, as previously reported in the Original 6-K. The total number of votes withheld/abstained is 2,727.65.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jayud Global Logistics Limited

Date: May 28, 2026	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

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